Exhibit 12.1

HCC INDUSTRIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

(unaudited)

	For the Three Months Ended
	June 29,	June 30,
	2002	2001
Earnings:

Earnings (loss) before taxes	$(1,869)	$1,900

Add: Fixed Charges*	2,429	2,465

	$560	$4,365

* Fixed Charges:

Interest expense	$2,429	$2,465
	$2,429	$2,465
Ratio of Earnings to Fixed Charges	0.2	1.7

*  The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of earnings before taxes and extraordinary item plus fixed charges and “fixed charges” consist of interest expense and amortization of debt issuance costs.